Exhibit 99.1

Sierra Metals Announces Results of Annual General and Special Meeting of Shareholders

TORONTO--(BUSINESS WIRE)--June 30, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) hereby announces the voting results from the Company’s Annual General and Special Meeting of Shareholders held on Tuesday, June 30, 2020.

A total of 123,752,697 common shares were represented at the meeting, being 76.01% of the Company’s issued and outstanding shares. Shareholders voted in favour of all matters brought before the meeting including the re-appointment of PricewaterhouseCoopers as auditors for the ensuing year, and the election of management’s nominees as directors.

Detailed results of the votes on the election of directors are as follows:

Director	Votes For	Votes Withheld	Outcome of Vote
J. Alberto Arias	86,380,332 (79.12%)	22,802,828 (20.88%)	Approved
Steven G. Dean	93,809,131 (85.92%)	15,374,029 (14.08%)	Approved
Douglas F. Cater	95,000,604 (87.01%)	14,182,556 (12.99%)	Approved
Ricardo Arrarte	107,061,067 (98.06%)	2,122,093 (1.94%)	Approved
Luis Marchese	107,076,367 (98.07%)	2,106,793 (1.93%)	Approved
Dionisio Romero Jose Vizquerra Benavides	95,000,604 (87.01%) 109,174,693 (99.99%)	14,182,556 (12.99%) 8,467 (0.01%)	Approved Approved
Koko Yamamoto	101,746,394 (93.19%)	7,436,766 (6.81%)	Approved

In addition, the following resolutions were approved at the meeting: (1) the approval of all unallocated options under the Company’s Stock Option Plan, and (2) the approval of all unallocated restricted share units under the Company’s Restricted Share Unit Plan, all as further detailed in the Management Information Circular of the Company dated May 25, 2020 (a copy of which is available under the Company’s profile on SEDAR at www.sedar.com).

About Sierra Metals

Sierra Metals is a Canadian based growing polymetallic mining company with production from its Yauricocha Mine in Peru, and its Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new discoveries and still has additional brownfield exploration opportunities at all three mines in Peru and Mexico that are within or close proximity to the existing mines. Additionally, the Company has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The common shares of the Company are listed and posted for trading on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
V.P., Investor Relations
Sierra Metals Inc.
+1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
+1(416) 366-7777